SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of July 2003

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Exhibit No.     Description
No. 1           Acquisition and Contract announcement released on 27 June 2003
No. 2           Holding(s) in Company announcement released on 01 July 2003
No. 3           Holding(s) in Company announcement released on 04 July 2003

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Exhibit No. 1

                                                                    27 June 2003

                               THE RANK GROUP PLC

                  DELUXE MEDIA STRENGTHENS ITS POSITION IN DVD

The Rank Group ("Rank" or the "Group") is pleased to announce that through its subsidiary, Deluxe Global Media Services Inc. ("DGMS"), it has agreed to acquire Disctronics, one of the largest independent DVD and CD replicators in Europe, for a total consideration of GBP34.1m, including debt of GBP14.5m and working capital of GBP5.2m. Of the cash consideration of GBP14.4m, GBP7.9m will be paid on completion and the balance paid by 2005. The acquisition is conditional on competition clearances and is expected to complete in July 2003. In the year to 30 June 2002, Disctronics generated total revenues of GBP61.7m and EBITDA of GBP8.1m of which DVD generated GBP1.7m. Net assets of the Group as at 30 June 2002 were GBP14.5m.

The acquisition of Disctronics follows the formation of the venture with Ritek Corporation in August 2002 and consolidates Deluxe's position as one of the world's leading independent DVD manufacturers, now with total capacity of over 200m discs per annum. In addition to enhancing its DVD presence, the acquisition of Disctronics also provides Deluxe with a profitable CD business, which has contracts with a number of major customers, including Universal Music, with which it has a multi-year contract.

Separately, Deluxe is also pleased to announce that it has entered into a new multi-year VHS and DVD contract with Universal. Under the terms of the contract, Deluxe will produce all of Universal's VHS, including production in Europe for the first time, plus 20% of Universal's DVD volumes for both the United States and International. Other DVD customers already include Fox International and Columbia.

Mike Smith, Chief Executive of Rank, said:

"This transaction achieves our objective of putting Deluxe into the top tier of DVD suppliers by expanding our capability in Europe. Disctronics is recognised as a quality service provider in the European optical disc arena with a proven history of profitability and reliable service. By integrating its manufacturing capability with our existing supply chain infrastructure, we will enhance our ability to meet the evolving needs of our customers."

Enquiries:

The Rank Group

Ian Dyson, Finance Director                        Tel: 020 7535 8013

Peter Reynolds, Director of Investor Relations     Tel: 020 7535 8031


Press Enquiries:

The Maitland Consultancy                           Tel: 020 7379 5151

Angus Maitland

Suzanne Bartch



NOTES FOR EDITORS

Information on Disctronics

Disctronics Limited has four production facilities. In the UK, audio and ROM CDs are produced at Blackburn in the North of England, a facility which was acquired from Universal Music in June 2002, and at Southwater, near Crawley in Sussex. Southwater also manufactures all of Disctronics' DVDs. In the eight months to February 2003, these two facilities represented over 80% of Disctronics' total revenues. There are also two facilities in continental Europe, one near Toulouse in France and the other in Milan, Italy. Both these facilities are relatively small and produce audio CDs and CD-ROMs for computer games customers and internet service providers.

Information on Deluxe Media Services

Deluxe Global Media Services ("DGMS"), the venture with Ritek Corporation, is part of Deluxe Media Services ("Deluxe"), a wholly-owned subsidiary of the Rank Group Plc, offering a broad range of entertainment industry services and technologies to an international client base. Services include large volume DVD and videocassette manufacturing, packaging and distribution, digital media asset and fulfilment services, content repurposing and conversion for the television industry and motion picture film laboratory services. Deluxe has manufacturing facilities in the United Kingdom, France, Spain, Germany, The Netherlands, Portugal, Sweden and Italy. In the year to December 2002, Deluxe replicated 69m DVDs and 224 VHS and distributed 171m DVDs and 272m VHS on behalf of its customers. For more information, please visit www.bydeluxe.com or call + 1 818-525-2100.

Exhibit No. 2

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Rank Group Plc

2. Name of shareholder having a major interest

Legal & General Group Plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notifiable interest of company in (2) above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/c 914945 - 219,588 shares HSBC Global Custody Nominee (UK) Ltd A/c 357206 - 340,205 shares HSBC Global Custody Nominee (UK) Ltd A/c 886603 - 3,250,000 shares HSBC Global Custody Nominee (UK) Ltd A/c 775245 - 2,782,323 shares HSBC Global Custody Nominee (UK) Ltd A/c 130007 - 200,000 shares HSBC Global Custody Nominee (UK) Ltd A/c 357206 - 14,371,872 shares HSBC Global Custody Nominee (UK) Ltd A/c 866197 - 95,677 shares HSBC Global Custody Nominee (UK) Ltd A/c 904332 - 45,800 shares HSBC Global Custody Nominee (UK) Ltd A/c 916681 - 31,000 shares HSBC Global Custody Nominee (UK) Ltd A/c 754612 - 560,024 shares HSBC Global Custody Nominee (UK) Ltd A/c 282605 - 1,340,000 shares HSBC Global Custody Nominee (UK) Ltd A/c 360509 - 622,586 shares HSBC Global Custody Nominee (UK) Ltd A/c 766793 - 54,862 shares

5. Number of shares / amount of stock acquired


6. Percentage of issued class


7. Number of shares / amount of stock disposed


8. Percentage of issued class


9. Class of security

Ordinary 10p Share

10. Date of transaction

26 June 2003

11. Date Company informed

30 June 2003

12. Total holding following this notification

23,913,937

13. Total percentage holding of issued class following this notification

4.02%

14. Any additional information


15. Name of contact and telephone number for queries

Clare Duffill - 020 7535 8133

16. Name and signature of authorised company official responsible for making this notification

Clare Duffill

Date of notification

1 July 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No. 3

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
The Rank Group Plc

2. Name of shareholder having a major interest
Legal & General Group Plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Notifiable interest of company in (2) above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
HSBC Global Custody Nominee (UK) Ltd A/c 914945 - 219,588 shares

HSBC Global Custody Nominee (UK) Ltd A/c 357206 - 340,205 shares

HSBC Global Custody Nominee (UK) Ltd A/c 886603 - 3,250,000 shares

HSBC Global Custody Nominee (UK) Ltd A/c 775245 - 2,782,323 shares

HSBC Global Custody Nominee (UK) Ltd A/c 130007 - 200,000 shares

HSBC Global Custody Nominee (UK) Ltd A/c 357206 - 14,123,866 shares

HSBC Global Custody Nominee (UK) Ltd A/c 866197 - 95,677 shares

HSBC Global Custody Nominee (UK) Ltd A/c 904332 - 45,800 shares

HSBC Global Custody Nominee (UK) Ltd A/c 916681 - 31,000 shares

HSBC Global Custody Nominee (UK) Ltd A/c 754612 - 560,024 shares

HSBC Global Custody Nominee (UK) Ltd A/c 282605 - 1,340,000 shares

HSBC Global Custody Nominee (UK) Ltd A/c 360509 - 633,886 shares

HSBC Global Custody Nominee (UK) Ltd A/c 754612 - 54,862 shares

HSBC Global Custody Nominee (UK) Ltd A/c 924434 - 22, 113 shares

5. Number of shares / amount of stock acquired


6. Percentage of issued class


7. Number of shares / amount of stock disposed


8. Percentage of issued class


9. Class of security
Ordinary 10p Share

10. Date of transaction
26 June 2003

11. Date Company informed
4 July 2003

12. Total holding following this notification
23,699,344

13. Total percentage holding of issued class following this notification
3.98%

14. Any additional information


15. Name of contact and telephone number for queries
Clare Duffill - 020 7535 8133

16. Name and signature of authorised company official responsible for making this notification
Clare Duffill

Date of notification
4 July 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  7 July 2003

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary